Mail Stop 6010

February 15, 2008

Steven M. Rosenberg, Esq.
Secretary and Assistant General Counsel
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

      Re: Johnson & Johnson
              Definitive Proxy Statement
              Filed March 14, 2007
              File No. 001-03215

Dear Mr. Rosenberg:

      We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

      Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

      If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

              Sincerely,

              Tim Buchmiller
              Senior Attorney